August 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Cara Lubit Robert Klein Julia Griffith John Dana Brown

Re:	Fusion Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed August 5, 2021 File No. 333-255936

Ladies and Gentlemen:

On behalf of our client, Fusion Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s Responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on August 5, 2021 (the “Registration Statement”), contained in the Staff’s letter dated August 25, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s Responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s Response. All page references in the Responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

MoneyLion, Inc. Notes to Consolidated Financial Statements

4. Receivables, Allowance for Losses on Receivables and Credit Quality Information, page F-81

1.	We note your response to comment 9 regarding your charge-off policy for the Credit Builder Plus (“CBP”) secured personal loan program. Please address the items below.

●	Your response indicates that the foreclosure process is a “significant driver” of recoveries related to charged-off CBP loans. Tell us how you considered the guidance in ASC 310-10-35-32 in concluding that it is appropriate to charge off the entire secured loan balance when 90 days past due, rather than charging off only the balance in excess of the collateral value.

●	Tell us whether there are any legal restrictions on your ability to commence the foreclosure process on defaulted CBP loans prior to 90 days past due or prior to fully charging off the loans. If there are no legal restrictions, tell us how you decided that you would only commence a foreclosure process on defaulted CBP loans once they are both deemed uncollectible and charged off.

●	We note that you have had limited data regarding the probability of foreclosure recoveries for CBP loans because of its mid-2019 launch; however, since the CBP product has now been in place for two years, tell us whether you believe you have sufficient data to take into consideration the probability of foreclosure recoveries. If so, tell us how you plan to incorporate this information into your allowance and charge-off policies going forward.

●	For each period presented, tell us (i) the gross amount of CBP loans for which you commenced foreclosure proceedings; (ii) the related dollar amount of collateral for these loans; and (iii) the gross amount of recoveries received pursuant to the foreclosure proceedings. In addition, since your response indicates that there could be differences in the foreclosure processes permitted by different state laws, to the extent that it is relevant and material, consider providing this analysis for each state in which you have a material amount of business (e.g., Texas, California, Florida) if these states exhibit different trends.

In response to the four bullet point items included in Comment 1 of the Comment Letter, the Company respectfully advises the Staff on behalf of MoneyLion as follows:

Your response indicates that the foreclosure process is a “significant driver” of recoveries related to charged-off CBP loans. Tell us how you considered the guidance in ASC 310-10-35-32 in concluding that it is appropriate to charge off the entire secured loan balance when 90 days past due, rather than charging off only the balance in excess of the collateral value.

Response:

The Company respectfully notes on MoneyLion’s behalf that the Credit Builder Plus (“CBP”) loan product was launched in mid-2019. MoneyLion processed the first foreclosures for defaulted CBP borrowers in February 2020. MoneyLion uses a batch foreclosure process that consolidates defaulted borrowers into processing groups to achieve operational efficiencies and create a repeatable process. Nine foreclosure batches were processed through June 30, 2021. As a result, MoneyLion has had relatively limited opportunities to collect data on foreclosure recoveries for the CBP loans and therefore did not have sufficient history required to estimate the probability of foreclosure recoveries and assign a fair value to the collateral partially securing the CBP loans upon impairment for each period presented. Accordingly, in consideration of the guidance in ASC 310-10-35-32, MoneyLion impaired the entire principal amount of the CBP loans when it was determined that it was probable that those loans were uncollectible.

MoneyLion has continued to evaluate its ability to estimate the probability of foreclosure recoveries as additional data from the foreclosure batches becomes available during each reporting period. Given the maturation of the foreclosure process and available data, MoneyLion believes that it will have sufficient data beginning with the third quarter of 2021 – including through the completion of two additional foreclosure batches during the third quarter – in order to take into consideration the probability of foreclosure recoveries within MoneyLion’s charge-off policy for CBP loans (as further described below in the response to bullet three of the Staff’s Comment).

Tell us whether there are any legal restrictions on your ability to commence the foreclosure process on defaulted CBP loans prior to 90 days past due or prior to fully charging off the loans.  If there are no legal restrictions, tell us how you decided that you would only commence a foreclosure process on defaulted CBP loans once they are both deemed uncollectible and charged off.

Response:

The Company respectfully notes on MoneyLion’s behalf that, although there are no legal restrictions on MoneyLion’s ability to commence the foreclosure process on defaulted CBP loans prior to 90 days past due or prior to fully charging off the loans, both legal and operational considerations have resulted in MoneyLion not commencing foreclosure until approximately 90 days (or longer due to the batch process) following a borrower’s non-payment on a CBP loan. Since the launch of the CBP loan product in mid-2019, MoneyLion has originated CBP loans in 44 U.S. states and in Washington, D.C. Each of these jurisdictions may impose its own rules and requirements that create legal restrictions on debt collection activities and a lender’s ability to foreclose on collateral. These laws restrict the initiation of the foreclosure process by setting minimum timing requirements on: (1) the number of days a lender must wait following non-payment before sending a notice of default to a borrower; and (2) the number of days that a lender must wait following sending a notice of default before foreclosing on the collateral.

In establishing its foreclosure process on the credit reserve accounts partially securing CBP loans, MoneyLion decided to create operational efficiency through a uniform, nationwide process for commencing foreclosures in batches, as opposed to utilizing a customized approach that prioritized shorter, separate notice periods where permitted by state or local laws. MoneyLion selected time periods to ensure that it complies with the minimum notice requirements for all jurisdictions in which it seeks to foreclose on a CBP borrower’s collateral. MoneyLion uses a consistent process for all borrowers in a given batch and sends out notices of default following such borrowers’ nonpayment on their CBP loans. MoneyLion then gives those borrowers a cure period following such notices of default before sending additional notices informing them that MoneyLion will foreclose on the funds in their reserve accounts. These foreclosures occur once the legally required borrower notice and cure periods have lapsed, which aligns with the timeframe that the CBP loans are deemed uncollectible and charged-off.

We note that you have had limited data regarding the probability of foreclosure recoveries for CBP loans because of its mid-2019 launch; however, since the CBP product has now been in place for two years, tell us whether you believe you have sufficient data to take into consideration the probability of foreclosure recoveries.  If so, tell us how you plan to incorporate this information into your allowance and charge-off policies going forward.

Response:

The Company respectfully submits on behalf of MoneyLion that MoneyLion believes it will have sufficient data to take into consideration the probability of foreclosure recoveries beginning with the third quarter of 2021, because its foreclosure process has become both measurable from a recovery standpoint and predictable from a timing standpoint. As such, MoneyLion believes that it can reasonably estimate the probability of foreclosure collections and will net the value of that collateral against the CBP loan charge-offs beginning with the third quarter of 2021.

As a point of clarification, MoneyLion currently takes into consideration foreclosure recoveries in determining MoneyLion’s allowance for loan losses, so it is not necessary for MoneyLion to change its allowance for loan losses policy when the updated charge-off policy is incorporated.

For each period presented, tell us (i) the gross amount of CBP loans for which you commenced foreclosure proceedings; (ii) the related dollar amount of collateral for these loans; and (iii) the gross amount of recoveries received pursuant to the foreclosure proceedings.  In addition, since your response indicates that there could be differences in the foreclosure processes permitted by different state laws, to the extent that it is relevant and material, consider providing this analysis for each state in which you have a material amount of business (e.g., Texas, California, Florida) if these states exhibit different trends.

Response:

In response to the Staff’s comment, the Company has provided on behalf of MoneyLion the table below, which shows (i) the gross amount of CBP loans for which MoneyLion commenced foreclosure proceedings; (ii) the related dollar amount of collateral for these loans; and (iii) the gross amount of recoveries received pursuant to the foreclosure proceedings.

		Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 30,
	($ in thousands)	2021	2020	2021	2020	2020	2019

(i)	Gross amount of CBP loans for which MoneyLion commenced foreclosure proceedings	$2,920	$3,572	$11,040	$6,812	$13,672	–
(ii)	Related dollar amount of collateral	$2,526	$2,868	$9,823	$5,481	$11,628	–
(iii)	Gross amount of recoveries received	$2,080	$2,626	$8,685	$5,171	$10,967	–

With respect to the Staff’s note regarding potential differences in state-based foreclosure trends, as indicated in response to the first and second bullets of the Staff’s comment, MoneyLion conducts foreclosures in a batch process designed to be largely uniform for all states in which it makes CBP loans. As a result, there are no relevant or material differences in the foreclosure results in any particular state caused by this batch process.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP or Byron B. Rooney at (212) 450-4658 of Davis Polk & Wardwell LLP with any questions or comments regarding this letter.

Best regards,

White & Case LLP

cc:	John James, Fusion Acquisition Corp.

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